

SECURITI ‖‖‖‖‖‖‖‖‖‖‖‖‖ ION
15045157

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-67678

FEB 27 2015

Washington DC
403

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___ ✗
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Fire Capital LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S. Wacker Drive, Suite 2000
                                           (No. and Street)

Chicago   Illinois   60606
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Renata K. Szkoda   312-242-0519

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
                      (Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900   Chicago   IL   60604
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X]   Certified Public Accountant

[ ]   Public Accountant

[ ]   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Renata K. Szkoda, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Blue Fire Capital LLC**, as of December 31, 2014 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015

_____
Notary Public

_____
CFO
Title

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:
[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
     BLUE FIRE CAPITAL, LLC
        Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUE FIRE CAPITAL, LLC as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express and opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of BLUE FIRE CAPITAL, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 19, 2015

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	634,975
Receivables from clearing brokers		13,348,332
Furniture, equipment, software and leasehold improvements, net		228,691
Memberships and stock in exchange, at cost (fair value $5,857,500)		3,497,930
Other assets		593,902
TOTAL ASSETS	$	18,303,830

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	667,703
Deferred rent		18,687
Total Liabilities		686,390
Member's Equity		17,617,440
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,303,830

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

(1) NATURE OF BUSINESS AND ORGANIZATION

BLUE FIRE CAPITAL, LLC (the "Company"), an Illinois Limited Liability Company, is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC). The Company, a member of major U.S. stock and futures exchanges, engages in principal trading of equities and futures contracts. The Company was organized in July 2007 and is a wholly-owned subsidiary of BF Holdings I, LLC, a Delaware Limited Liability Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Cash and cash equivalents consist of cash and money market accounts held at banks.

Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date.

Memberships and stock in an exchange which include both stock in an exchange and trading rights at specific exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if any other-than-temporary impairment in value has occurred, at cost less a value that reflects management's estimate of the impairment.

Furniture, equipment and software are depreciated or amortized using a straight-line method over estimated useful lives of the assets, typically three years. Leasehold improvements are amortized using a straight-line method over the shorter of the office space lease term or the expected useful life of the assets. At December 31, 2014, accumulated depreciation was $6,158,704.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the statement of financial condition.

(3) INCOME TAXES

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the income tax returns of the member. The Company is subject to Illinois replacement tax.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2014.

Management has reviewed the Company's tax positions for all tax years open to examination which include 2013, 2012 and 2011 and concluded that a provision for income taxes is not required.

(4) FINANCIAL INSTRUMENTS

The Company engages in trading of exchange traded derivative instruments such as futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments may be in excess of, or less than, the contract amount.

The following table summarizes the fair value of derivative instruments included in the statement of financial condition:

Sector	Financial Statement Location	Fair Value
Foreign currencies futures contracts	Statement of financial condition	$ 10,695

The value of derivative instruments is based upon an underlying asset, index, or reference rate or a combination of these factors. These derivative instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

(4) FINANCIAL INSTRUMENTS (continued)

Credit Risk and Concentration of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include banks, clearing brokers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

The Company may also be exposed to foreign currency fluctuations resulting from trading activities.

(5) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(5)   FAIR VALUE MEASUREMENTS (continued)

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2014, all financial instruments held by the Company are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices and are traded in an active market. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(6)   MEMBERSHIP AND STOCK IN EXCHANGE

The Company is a member of the CME Group (CME) and, as such, based on trading rights owned, is required to also own and place on deposit with the exchange 30,000 shares of the CME stock. The Company carries this asset at cost, less a reserve for permanent impairment of value.

(7)   CREDIT LINE

On April 5, 2014, the Company entered into a line of credit agreement with a bank in the amount of $2,500,000. The line bears interest at the bank's prime lending rate (3.25 percent at December 31, 2014). The line of credit agreement expires on April 5, 2015 and is collateralized by proceeds from a life insurance policy in the amount of $1,000,000. At December 31, 2014, there were no borrowings against this line.

In addition, effective December 19, 2014, the Company obtained a line of credit in the amount of $1,100,000 from the same bank. The line bears interest at 3.75 percent and includes a commitment fee of ½ percent. Payments on the line are due on or before December 18, 2019. At December 31, 2014, there were no borrowings against this line.

(8)   COMMITMENTS

The Company is party to a non-cancelable agreement with the owner of a data communication line which grants the use of their network over a period through July 2015. The total of all required lease payments are amortized over the term of the lease with any unamortized payments (prepaid lease expense) reflected on the statement of financial condition as a component of "Other assets".

The Company also leases office space and equipment under non-cancelable lease agreements that expire at various dates through November 30, 2016.

(8) COMMITMENTS (continued)

At December 31, 2014, the aggregate future minimum annual lease commitments, exclusive of maintenance costs and taxes, are as follows:

December 31,	Amount
2015	$ 1,729,878
2016	239,788
Total	$ 1,969,666

(9) NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $13,500,582 which exceeded requirements by $13,250,582 and the ratio of aggregate indebtedness to net capital was less than 1:1.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(10) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year ended December 31, 2014.

(11) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 19, 2015, which is the date the financial statements were available to be issued.

During the period January 1, 2015 through February 19, 2015, there were no member capital withdrawals.



Blue Fire Capital, LLC

Statement of Financial Condition

December 31, 2014